

Mail Stop 3720

June 30, 2009

Mr. Steve Wilson
Senior Vice President and Chief Financial Officer
Shaw Communications Inc.
Suite 900
630-3rd Avenue S.W.
Calgary, Alberta Canada T2P 4L4

RE: **Shaw Communications Inc.**
Form 40-F for the year ended August 31, 2008
Filed December 1, 2008
File No. 1-14684

Dear Mr. Wilson:

   We have reviewed your supplemental response letter dated June 12, 2009 as well as the above referenced filings and have the following comments. As noted in our comment letter dated April 21, 2009, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 40-F for the year ended August 31, 2008

   1. Describe for us in more detail the discount cash flow valuation method you employed in performing the impairment tests. Explain how your method isolates the cash flows associated with the intangible asset, as required by EITF D-108. Describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

   2. Please provide us with your proposed disclosure changes for the following:

   • the date of your annual impairment test and whether you have performed subsequent interim impairment tests,

   • the carrying value of the intangible asset for each unit of accounting,

- description of the valuation method used,

- the qualitative and quantitative description of the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis,

- a sensitivity analysis showing the impact on your impairment test resulting from a <u>one percent</u> change in <u>each</u> of your significant assumptions, and

- a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your broadcast rights at the time of your impairment testing.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director